Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross to announce Q3 results on November 4, 2025

Toronto, Ontario, October 2, 2025 – Kinross Gold Corporation (TSX: K; NYSE: KGC) will release its financial statements and operating results for the third quarter of 2025 on Tuesday, November 4, 2025, after market close. On Wednesday, November 5, 2025, at 8:00 a.m. ET Kinross will hold a conference call and audio webcast to discuss the results, followed by a question-and-answer session. The call-in numbers are as follows:

Canada & US toll-free – 1 (888) 596-4144; Passcode: 9425112

Outside of Canada & US – 1 (646) 968-2525; Passcode: 9425112

Replay (available up to 14 days after the call):

Canada & US toll-free – 1 (800) 770-2030; Passcode: 9425112

Outside of Canada & US – 1 (609) 800-9909; Passcode: 9425112

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

samantha.sheffield@Kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2854

InvestorRelations@Kinross.com

Source: Kinross Gold Corporation

www.kinross.com